

Mail Stop 7010

April 26, 2007

Jonathan Joels
Treasurer and Chief Financial Officer
Caprius, Inc.
One University Plaza, Suite 400
Hackensack, New Jersey 07601

Re: Caprius, Inc.
Registration Statement on Form SB-2
Filed March 29, 2007
File No. 333-141372

Dear Mr. Joels:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Because of the nature and size of the transaction being registered compared to your outstanding shares, it appears that the transaction is not a secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead appears to represent a primary offering which must be made at a fixed price. If you wish to continue with the registration of the shares, please identify these selling shareholders as underwriters and include a fixed price at which these selling shareholders will sell the securities.

Registration Cover Page

2.	In footnote 1 to the fee table, you reference Rule 416. We note that the scope of Rule 416 does not extend to "cheap stock" or other adjustments to the exercise price of the warrants or the conversion price of the preferred stock (i.e., adjustments that result from issuances of common stock that are priced below market). Rather, we interpret stock splits, stock dividends and "similar transactions" to mean transactions that affect all stockholders equally. Please confirm that you are not attempting to use Rule 416 to register for resale an indeterminate number of shares which may be issuable in circumstances which do not affect all shareholders equally. For example, if the number of shares issuable pursuant to the preferred stock increases for any other reason than a stock split, dividend or similar transaction, and you do not have enough registered shares, you will have to file a new registration statement to register the difference before those shares could be publicly resold.

Prospectus Summary, page 1

3.	Please disclose in this section that you have received a going concern opinion from your auditors.

Recent Developments, page 2

4.	Please describe in greater detail the terms of the preferred stock and warrant securities issued in connection with the private placement. Also briefly describe the terms of the material agreements relating to the private placement.

5.	Please disclose the total dollar value of the common stock underlying the preferred stock and warrants you are registering for resale (using the number of underlying shares and the market price per share on the date of the sale of the preferred stock and warrants).

6.	Please disclose the basis for the exercise prices of the warrants.

7.	Please provide us, with a view toward disclosure, disclosure of the total possible profit to be realized as a result of conversion discounts for the warrants. To make this calculation, please use the market price of the shares underlying the warrants on the date of issuance and the exercise price.

8.	Please supplementally provide us with a description of all prior transactions between the company and the selling stockholders, any affiliates of the selling stockholders or any person with whom any selling stockholder has a contractual relationship regarding the transaction.

9.   Please tell us whether any of the selling stockholders have an existing short position in your common stock.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Jonathan Joels
Caprius, Inc.
April 26, 2007
Page 4

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Lesli Sheppard at (202) 551-3708 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Bruce A. Rich, Esq.
        Thelen Reid Brown Raysman & Steiner LLP
        875 Third Avenue
        New York, NY 10022